                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                           Encore Capital Group, Inc.
                           --------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                          -----------------------------
                         (Title of Class of Securities)

                                    292554102
                                  -------------
                                 (CUSIP Number)

                               John M. Allen, Esq.
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
             ------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 25, 2003
                            -------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292554102                      13D



(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Consolidated Press International Holdings Limited
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)
                                                            --------------------
                                                            (b)
                                                            --------------------
--------------------------------------------------------------------------------
(3)  SEC USE ONLY
--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS                                              OO
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [  ]
     PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION                   Commonwealth of the
                                                            Bahamas
--------------------------------------------------------------------------------
Number of Shares        (7)      SOLE VOTING POWER                None
Beneficially Owned      --------------------------------------------------------
by Each Reporting       (8)      SHARED VOTING POWER        5,853,517
Person With             --------------------------------------------------------
                        (9)      SOLE DISPOSITIVE POWER           None
                        --------------------------------------------------------
                        (10)     SHARED DISPOSITIVE POWER   5,853,517
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                   5,853,517
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN                     [  ]
         ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN             51.2%
         ROW (11)
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON                            HC, CO

CUSIP No. 292554102                      13D



(1)      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         C.P. International Investments Limited
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                            --------------------
                                                            (b)
                                                            --------------------
--------------------------------------------------------------------------------
(3)      SEC USE ONLY
--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS                                              OO
--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [  ]
         PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION                Commonwealth of the
                                                             Bahamas
--------------------------------------------------------------------------------
Number of Shares        (7)      SOLE VOTING POWER                None
Beneficially Owned      --------------------------------------------------------
by Each Reporting       (8)      SHARED VOTING POWER        5,853,517
Person With             --------------------------------------------------------
                        (9)      SOLE DISPOSITIVE POWER           None
                        --------------------------------------------------------
                        (10)     SHARED DISPOSITIVE POWER   5,853,517
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                   5,853,517
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN                    [  ]
         ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN              51.2%
         ROW (11)
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON                                  CO

                         Amendment No. 5 to Schedule 13D


     This Amendment No. 5 to Schedule 13D is filed by Consolidated Press International Holdings Limited ("CPIHL") and C.P. International Investments Limited ("CPII," and together with CPIHL, the "Reporting Persons") to further supplement and amend the Schedule 13D originally filed by the Reporting Persons on February 22, 2000, as supplemented and amended by Amendment No. 1, dated March 22, 2001, Amendment No. 2, dated August 28, 2001, Amendment No. 3, dated March 4, 2002, and Amendment No. 4, dated April 18, 2002 (the "Schedule 13D"). Items 1, 2, 3 and 5 are hereby supplemented and amended. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the
Schedule 13D.

Item 1.           Security and Issuer.
                  -------------------

                  Item 1 is amended in its entirety to read as follows:

                  The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Encore Capital Group, Inc. (formerly known as MCM Capital Group, Inc.), a corporation organized under the laws of the State of Delaware (the "Company"), which has its principal executive offices at 5775 Roscoe Court, San Diego, CA 92123.

Item 2.           Identity and Background.
                  -----------------------

                  Item 2 is supplemented and amended as follows:

                  Members of the family of Kerry F. B. Packer (an Australian citizen), or trusts established for their benefit, beneficially own CPIHL.

                  The names, addresses and citizenship of the directors and executive officers of CPIHL are set forth in Schedule 1 attached hereto and incorporated herein by reference.

                  To the best of the knowledge of the Reporting Persons, during the last five years, none of the persons named in Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  Item 3 is supplemented by adding the following:

                  On August 25, 2003, the Nominee Agreement whereby Peter Nigel Stewart Frazer appointed CPII as his nominee and granted voting and investment power over his 345,879 shares of Issuer's Common Stock to CPII was terminated by CPII and Mr. Frazer.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  Item 5 is amended in its entirety to read as follows:

     (a) Pursuant to Rule 13d-3 of the Exchange Act, each of CPII and CPIHL may be deemed the beneficial owners of 5,853,517 shares of Common Stock, including 1,853,517 shares of Common Stock directly owned by CPII, and 4,000,000 shares of Common Stock issuable on conversion of the Series A preferred stock. Assuming conversion of the Series A preferred stock into 4,000,000 shares of the Company's Common Stock, the aggregate holdings of CPII and CPIHL constitute approximately 51.2% of the Company's outstanding shares of Common Stock (computed on the basis of 7,434,633 shares of Common Stock currently outstanding, as reported in the Company's Form 10Q, filed with the Securities and Exchange Commission on August 13, 2003).

     (b) CPII and CPIHL each share voting and dispositive power with respect to the 1,853,517 shares of Common Stock and, assuming conversion of the 400,000 shares of Series A preferred stock directly owned by CPII, would share voting and dispositive power with respect to the 4,000,000 shares of Common Stock issuable on conversion.

     (c) On August 25, 2003, the Nominee Agreement whereby Peter Nigel Stewart Frazer appointed CPII as his nominee and granted voting and investment power over his 345,879 shares of Issuer's Common Stock to CPII was terminated by CPII and Mr. Frazer.

     (d) Not applicable.

     (e) Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  August 25, 2003

                           Consolidated Press International Holdings Limited



                           By  /s/ Michael Karagiannis
                              -----------------------------------
                              Name:  Michael Karagiannis
                              Title: Director



                           C.P. International Investments Limited



                           By  /s/ David Barnett
                              -----------------------------------
                              Name:  David Barnett
                              Title: Director

                                   SCHEDULE 1

                        EXECUTIVE OFFICERS AND DIRECTORS
                CONSOLIDATED PRESS INTERNATIONAL HOLDINGS LIMITED

     The names of the members of the board of directors and executive officers of Consolidated Press International Holdings Limited, addresses and citizenship are set forth below:

---------------------- ------------------ -----------------------------------
1.  NAME               2.  CITIZENSHIP    3.  RESIDENCE OR BUSINESS ADDRESS
---------------------- ------------------ -----------------------------------
Kerry F.B. Packer      Australia          3rd Floor, 54 Park Street,
                                          Sydney, Australia
---------------------- ------------------ -----------------------------------
Michael Karagiannis    Australia          3rd Floor, 54 Park Street,
                                          Sydney, Australia
---------------------- ------------------ -----------------------------------